Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the six months ended December 31, 2005	Fiscal Year Ended June 30,
		2005	2004	2003	2002	2001
Earnings:
Income from continuing operations before income tax expense and minority interest in subsidiaries	$1,979	$3,561	$2,755	$1,643	$(7,234)	$335
Add:
Equity (earnings) losses from affiliates	(346)	(355)	(170)	344	7,782	923
Dividends received from affiliates	82	138	81	21	14	5
Fixed Charges (excluding capitalized interest and perpetual preference dividends)	440	845	797	747	832	837
Amortization of capitalized interest	23	48	40	35	35	30

Total earnings available for fixed charges	$2,178	$4,237	$3,503	$2,790	$1,429	$2,130

Fixed charges:
Interest on debt and finance lease charges	$385	$737	$684	$674	$767	$780
Capitalized interest	13	31	42	26	22	63
Perpetual preference dividends paid	—	10	27	27	27	28
Interest element on rental expense	55	108	113	73	65	57

Total fixed charges	$453	$886	$866	$800	$881	$928

Ratio of earnings to fixed charges	4.8	4.8	4.0	3.5	1.6	2.3